Exhibit 4
Itemized list of estimated expenses incurred or borne by or for the account of the
Republic of Italy in connection with the sale of the 3.125% Notes due January 26, 2015

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		0
Fiscal and Paying Agent fees and expenses		0
Listing fees		8,496
Printing Expenses		6,824

Total	US$	15,320